UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

June 4, 2026

Date of Report (date of earliest event reported)

Bio Green Med Solution, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	0-50626	91-1707622
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

Level 10, Tower 11, Avenue 5,

No. 8 Jalan Kerinchi, Kuala Lumpur, Malaysia 59200

(Address of principal executive offices) (Zip code)

(908) 955-0526

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	Company	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

Business Combination Agreement

On June 4, 2026, Bio Green Med Solution, Inc., a Delaware corporation (the “Company”), Future NRG Sdn. Bhd., a Malaysia private limited company (“FNRG”) and each of the shareholders of FNRG (the “Selling Shareholders”), entered into a Business Combination Agreement (the “BCA”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the BCA, the Selling Shareholders will voluntarily exchange all of their ordinary shares in FNRG for shares of common stock, par value $0.001 of the Company (the “Exchange Shares”), resulting in FNRG becoming a wholly owned subsidiary of the Company (the “Exchange”). The Exchange is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 351 of the Internal Revenue Code of 1986, as amended.

Subject to the terms and conditions of the BCA, at the closing of the Exchange: (a) each then-outstanding ordinary share of FNRG will be converted into the right to receive a number of Exchange Shares calculated in accordance with the BCA. Under the exchange ratio formula in the BCA, upon the closing of the Exchange, on a pro forma basis and based upon the number of Exchange Shares to be issued in the Exchange, the Selling Shareholders will own approximately more than 99% of the combined company and pre-Exchange Company stockholders will own approximately less than 1% of the combined company.

In connection with the Exchange, the Company will seek the approval of its stockholders of, among other things, (a) the BCA and the transactions contemplated thereby and against any competing proposals being considered at the meeting (the “Company Exchange Approval Proposals”), and (b) if deemed necessary by the Company and FNRG, an amendment to the Company’s certificate of incorporation to (i) effect a reverse stock split of all outstanding shares of Company common stock (together with Company Exchange Approval Proposals, the “Company Voting Proposals”).

Each of the Company, FNRG and the Selling Shareholders has agreed to customary representations, warranties and covenants in the BCA, including, among others, covenants relating to (a) using commercially reasonable efforts to obtain the requisite approval of its shareholders, (b) non-solicitation of alternative acquisition proposals, (c) the conduct of their respective businesses during the period between the date of signing the BCA and the closing of the Exchange, (d) the Company using commercially reasonable efforts to maintain the existing listing of the Company common stock on The Nasdaq Capital Market and cause the shares of Company common stock to be issued in connection with the Exchange to be approved for listing on The Nasdaq Capital Market prior to the closing of the Exchange, and (e) the Company filing with the U.S. Securities and Exchange Commission (the “SEC”) and causing to become effective a registration statement to register the shares of Company common stock to be issued in connection with the Exchange (the “Registration Statement”).

Consummation of the Exchange is subject to certain closing conditions, including, among other things, (a) approval by Company stockholders of the Company Exchange Approval Proposals, (b) approval by the Selling Shareholders of the adoption and approval of the BCA and the transactions contemplated thereby, (c) Nasdaq’s approval of the listing of the shares of Company common stock to be issued in connection with the Exchange, (d) the effectiveness of the Registration Statement, and (e) agreement by all parties to the amount of the Exchange Shares in writing as of the closing date. Each party’s obligation to consummate the Exchange is also subject to other specified customary conditions, including regarding the accuracy of the representations and warranties of the other party, subject to the applicable materiality standard, and the performance in all material respects by the other party of its obligations under the BCA required to be performed on or prior to the date of the closing of the Exchange.

The BCA contains certain termination rights of each of the Company and FNRG. In the event the Exchange is not closed by December 31, 2026, either party may terminate the BCA and the transactions contemplated thereunder.

At the effective time of the Exchange (the “Effective Time”), the Board is expected to consist of five members, four of whom will be designated by the Company and will include all of the current members except for Mr. Kiu Cu Seng and one of whom will be designated by FNRG, Mr. Pun Kah Weng.

Lock-Up Agreements

On or prior to the closing of the Exchange, certain of the Selling Shareholders will enter into lock-up agreements (the “Lock-Up Agreements”) pursuant to which, subject to specified exceptions, they have agreed not to transfer their shares of Company common stock acquired in connection with the Exchange for a period of 180 days following the closing of the Exchange.

The preceding summaries of the BCA and the Lock-Up Agreements do not purport to be complete and are qualified in their entirety by reference to the BCA and the form of Lock-Up Agreement, which are filed as Exhibits 2.1 and 10.1, respectively, to this Current Report on Form 8-K and which are incorporated herein by reference. The BCA has been attached as an exhibit to this Current Report on Form 8-K to provide investors and securityholders with information regarding its terms. It is not intended to provide any other factual information about the Company or FNRG or to modify or supplement any factual disclosures about the Company in its public reports filed with the SEC. The BCA includes representations, warranties and covenants of the Company, FNRG and the Selling Shareholders made solely for the purpose of the BCA and solely for the benefit of the parties thereto in connection with the negotiated terms of the BCA. Investors should not rely on the representations, warranties and covenants in the BCA or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, FNRG, the Selling Shareholders or any of their respective affiliates. Moreover, certain of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to SEC filings or may have been used for purposes of allocating risk among the parties to the BCA, rather than establishing matters of fact.

Item 7.01 Regulation FD Disclosure

On June 4, 2026, the Company issued a press release announcing the execution of the BCA. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The information set forth in Item 7.01 of this report shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference in any of the Company’s filings with the Securities and Exchange Commission under the Exchange Act or the Securities Act of 1933, as amended, whether made before or after the date hereof and regardless of any general incorporation language in such filings, except as expressly set forth by specific reference in such a filing.

Forward-looking Statements

This current report on Form 8-K and the exhibits filed or furnished herewith contain “forward-looking statements.” Such statements which are not purely historical (including, but not limited to statements that contain words such as “will,” “believes,” “plans,” “anticipates,” “expects,” “intends,” “would,” “could” and “estimates”) are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future, including but not limited to, the consummation of the Transaction.

Important factors, among others, that may affect actual results or outcomes include: (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the Company and FNRG to consummate the proposed transaction successfully or timely, including the risk that any required approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of the equityholders of the Company and FNRG is not obtained; (iii) failure to realize the anticipated benefits of the proposed transaction; (iv) the ability of the combined company to grow and manage its growth effectively; (v) the ability of each of the Company and FNRG to execute their respective business plan; (vi) estimates of the size of the markets for the combined company’s respective products and services; (vii) the rate and degree of market acceptance of the combined company’s products and services outside of its existing markets; (viii) the Company’s ability to identify and integrate acquisitions; (ix) future investments in technology and operations; (x) potential litigation involving the Company or FNRG; (xi) risks relating to the uncertainty of the projected financial information with respect to FNRG; (xii) the effects of competition on FNRG’s business; (xiii) developments and changes in laws and regulations; (xiv) the impact of significant investigative, regulatory or legal proceedings; (xv) general economic and market conditions impacting demand for the combined company’s products and services; (xvi) the ability to meet Nasdaq’s listing standards prior to and following the consummation of the proposed transaction; and (xvii) such other risks and uncertainties as are discussed in the Company’s Annual Report on Form 10-K filed with the SEC and the Form S-4 to be filed relating to the proposed transaction.

Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required securityholder approvals, or the failure of other closing conditions. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Actual results could differ from those projected in any forward-looking statements due to numerous factors. These forward-looking statements are made as of the date of this report, and the Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law. Although the Company believes that the beliefs, plans, expectations and intentions contained in this report are reasonable, there can be no assurance that such beliefs, plans, expectations or intentions will prove to be accurate. Investors should consult all of the information set forth herein and should also refer to the risk factors disclosure outlined in the Company’s reports and statements filed from time-to-time with the SEC.

No Offer or Solicitation

This Current Report on Form 8-K and the exhibits filed or furnished herewith are not intended to and do not constitute (i) a solicitation of a proxy, consent or approval with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS CURRENT REPORT ON FORM 8-K AND THE EXHIBITS FILED OR FURNISHED HEREWITH ARE TRUTHFUL OR COMPLETE.

Important Additional Information About the Proposed Transaction Will be Filed with the SEC

This Current Report on Form 8-K and the exhibits filed or furnished herewith are not substitutes for the registration statement or for any other document that the Company may file with the SEC in connection with the proposed transaction. In connection with the proposed transaction between the Company and FNRG, the Company intends to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a proxy statement/prospectus of the Company. THE COMPANY URGES INVESTORS AND STOCKHOLDERS TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, FNRG, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed by the Company with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov or by directing a request to Bio Green Med Solution, Inc. via email to: ir@BGMS.com.

Participants in the Solicitation

The Company, FNRG and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the Company’s directors and executive officers is included in the Company’s most recent Annual Report on Form 10-K, including any information incorporated therein by reference, as filed with the SEC on March 30, 2026. Additional information regarding the persons who may be deemed participants in the solicitation of proxies will be included in the proxy statement/prospectus relating to the proposed transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Item 9.01 Financial Statements and Exhibits.

Exhibit No.	Description
2.1	Business Combination Agreement dated June 4, 2026
10.1	Form of Lock-Up Agreement
99.1	Press Release dated June 4, 2026
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2026	Bio Green Med Solution, Inc.

	By:	/s/ Datuk Dr. Doris Wong Sing Ee
	Name:	Datuk Dr. Doris Wong Sing Ee
	Title:	Chief Executive Officer and Executive Director